Drinker Biddle & Reath LLP

One Logan Square, Suite 2000

Philadelphia, PA 19103

(215) 988-2700 (Phone)

(215) 988-2757 (Facsimile)

www.drinkerbiddle.com

August 27, 2012

VIA EDGAR TRANSMISSION

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	DundeeWealth Funds
(1933 Act Registration No. 333-135371)
(1940 Act Registration No. 811-21913)

Ladies and Gentlemen:

On behalf of DundeeWealth Funds (the “Trust”) transmitted herewith for filing under the Securities Act of 1933, as amended (the “Securities Act”) and the Investment Company Act of 1940, as amended (the “1940 Act”), is Post-Effective Amendment No. 37 (the “Amendment”) to the Trust’s Registration Statement on Form N-1A under the 1933 Act and the Investment Company Act of 1940, as amended.

The Amendment is being filed pursuant to paragraph (b)(1)(iii) of Rule 485 under the Securities Act solely for the purpose of designating a new effective date of September 27, 2012 for the Trust’s Post-Effective Amendment No. 36, which was filed on June 14, 2012 on behalf of the Trust. Post-Effective Amendment No. 36 was scheduled to become effective on August 28, 2012.

Questions and comments concerning the enclosed materials may be directed to me at (215) 988-3307.

Very truly yours,

/s/ Jillian L. Bosmann
Jillian L. Bosmann

cc: Joshua B. Deringer